Exhibit 21.1
     The following table sets forth the name and jurisdiction of incorporation/charter of the Company’s subsidiaries as of December 31, 2006. Inactive subsidiaries are not listed. All of the subsidiaries are 100% owned except as noted.

Jurisdiction of
Name of Subsidiary	Incorporation/Charter
Wauwatosa Savings Bank (1)	Wisconsin
Wauwatosa Investments, Inc. (2)	Nevada
Main Street Real Estate Holdings, LLC (2)	Wisconsin
Waterstone Mortgage Corporation (2)	Wisconsin

(1)	Direct subsidiary of Wauwatosa Holdings, Inc.

(2)	Direct subsidiary of Wauwatosa Savings Bank.